650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 29, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc.
Draft Registration Statement on Form S-1
Submitted on March 27, 2015
CIK No. 0001458962

Ladies and Gentlemen:

On behalf of our client, MINDBODY, Inc. (“MINDBODY” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2015, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 27, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on March 27, 2015), all page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	In January 2015, Reuters published a news article reporting that, according to people familiar with the matter, you selected banks, including Morgan Stanley, Credit Suisse and UBS, for a potential initial public offering, which could come in the second or third quarter and that could value the company at more than $700 million. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this

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April 29, 2015

information and outline the steps you have taken and procedures you have adopted to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

We respectfully advise the Staff that the Company is aware of, and has made every effort to comply with, the requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). To that end, we note the following:

•	First, the Company does not believe that any of the sources cited in the referenced news article were in any way affiliated with the Company. The Company has not authorized anyone to speak on its behalf regarding its proposed initial public offering (the “Offering”). When the Company was asked by a Reuters reporter to comment on the statements before they were published, the Company refused to respond, consistent with its policy to not comment on any potential or proposed financing, offering or similar transaction. Following publication of the Reuters article, upon advice of legal counsel, the Company immediately contacted the members of the Company’s board of directors (the “Board”), senior officers, lead underwriters and other members of the working group and asked them to remind every member of their respective teams of the need to avoid any communications that could run afoul of the rules relating to publicity during the registration process.

•	Second, the Company has not publicly acknowledged the submission of the Registration Statement to the Commission. We note that the Company did not elect to issue a press release in compliance with Rule 135 of the Securities Act with respect to the Registration Statement for this reason. The only parties with whom the Company has confidentially discussed the Company’s entry into the registration process are the Board, the five underwriters participating in the Offering, legal counsels for the Company and the underwriters, the Company’s independent auditors, other third-party accountants and consultants who support the Company’s management, human resources, finance and equity administration functions in connection with the Offering, other service providers and advisory firms that the Company has interviewed or hired to assist in connection with its preparation for the Offering, insurance providers from whom the Company is seeking director and officer liability insurance, the exchanges upon which the Company considered listing its common stock in connection with the Offering, certain stockholders of the Company, each of whom is subject to a non-disclosure agreement with the Company or bound by similar confidentiality obligations, select customers and sources of third-party reports who were contacted in connection with seeking their consent to be named or cited in the Registration Statement, each of whom was expressly requested to treat such request confidentially, and the two other investment banks that were interviewed by the Company but that are not serving as underwriters.

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•	Third, as soon as the Company selected its underwriters for the Offering, it deemed itself to be “in registration.” At such time, a number of internal measures were put in place by the management team, under the direction of the Company’s General Counsel, Kimberly Lytikainen, including the following:

•	All press releases were embargoed until they had been reviewed by Ms. Lytikainen and, in some cases, the Company’s outside legal counsel and legal counsel to the underwriters. Since November 2014, Ms. Lytikainen has reviewed all press releases before issuance.

•	Any requests for employees of the Company to speak at outside conferences must be pre-approved by Ms. Lytikainen, who regularly consults with the Company’s outside legal counsel.

•	Ms. Lytikainen and the Company’s outside legal counsel met with the Company’s management team and Board to review the steps that the Company put in place to manage publicity matters while in registration.

•	In addition, Ms. Lytikainen and the Company’s outside legal counsel met with the Company’s management team, including department heads and senior managers, to educate them about Section 5 of the Securities Act and review the Company’s general policies regarding inquiries about potential offerings, financings or other transactions.

•	Further, Mr. Stollmeyer, the Company’s Chief Executive Officer, and Ms. Lytikainen have regularly reminded the Company’s employees to review the Company’s general policies regarding inquiries about potential offerings, financings or other transactions.

•	The Company and its outside legal counsel reviewed its external website to ensure compliance with restrictions on pre-offering publicity.

Throughout the registration process, the Company will continue to observe its obligations to comply with Section 5 of the Securities Act with respect to the Offering.

2.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We acknowledge the Staff’s comment that the price range will affect disclosure throughout the prospectus, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We appreciate the Staff’s willingness to review the revised Registration Statement without a price range and acknowledge that the Staff may have additional comments when the Company provides the Staff with a preliminary price range and includes price-based information in the Registration Statement.

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3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We supplementally advise the Staff that neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written materials or research reports may in the future be presented to potential investors or published or distributed, as the case may be, we will provide copies of such written materials and research reports to the Staff.

4.	Please expand the disclosure on the prospectus cover page, Prospectus Summary and Risk Factors to briefly identify who owns your Class B common stock.

In response to the Staff’s comment, we have revised the disclosure on the prospectus cover page and pages 10 and 41 of the Registration Statement to briefly identify who owns the Company’s Class B common stock.

5.	Please revise your artwork to indicate the date or period you achieved the highlighted metrics.

In response to the Staff’s comment, we have revised the artwork to indicate the date the Company achieved the highlighted metrics.

6.	Please supplementally provide us with support for the following assertions. To the extent such assertions are management’s belief, please clarify.

•	“Millions of wellness businesses around the world are looking for a simple, efficient and reliable way to manage their operations.”

•	“...employers become increasingly focused on wellness programs to improve the health, fitness and productivity of their employees...”

•	“People are becoming increasingly health conscious, recognizing the benefits of regular physical exercise and therefore seeking to achieve a healthy weight and fitness level, thus driving the demand for health and fitness services such as CrossFit, yoga, Pilates and various others contemporary workout methods.”

•	“While decades ago individual spending on exercise classes and spa and salon services was minimal, consumers across generations today are increasingly willing to allocate a significant portion of their disposable income to wellness services.”

•	“In developed markets, the aging population is demanding more of these services. In the United States, the aging baby boomer generation is expected to be a source of accelerating growth for the industry going forward. In emerging markets, urbanization is driving demand for these services since there are more social interactions that result in greater spending on salon and spa services.”

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•	“Consumers are increasingly seeking more personalized and effective wellness experiences and are opting for smaller businesses that are more conveniently located and cater to individual needs and preferences...”

Also provide supplemental support for the seven insights listed on page 87.

In response to the Staff’s comment, we are supplementally providing the Staff, under separate cover, with copies of the support for the above listed assertions. To expedite the Staff’s review, we have marked each source to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement. In addition, we have qualified some of the assertions by the Company’s belief and have revised the disclosure on page 90 of the Registration Statement to remove the seven key insights.

Prospectus Summary

Overview, page 1

7.	Please identify the bases on which you have concluded that you are “the leading global” online wellness marketplace, and “the largest” payments platform dedicated to the wellness services industry. Also explain how you have concluded that you offer “the most complete online client scheduling capability.”

We supplementally advise the Staff that the wellness services industry includes a broad range of wellness categories, including health and fitness, integrative health, salon and spa, fine arts and children’s activities. While there are many fragmented competitors addressing specific categories within the wellness services industry, the Company is unaware of any competitor that currently addresses all (or even a significant number) of such categories or is dedicated solely to the wellness services industry. Because none of its competitors has a solution addressing the wellness services market as a whole, the Company believes it is reasonable to view itself as the leading global online wellness marketplace.

In addition, there are a number of companies offering solutions with functionality that overlaps with a portion of the Company’s platform, including its payments functionality and scheduling capability. However, none of these competitors is dedicated to the wellness services industry. For example, one of the Company’s competitors has a payments platform, but the platform is generic and is neither tailored to meet the specific needs of businesses in the wellness services industry nor combined with other functionality like scheduling and online booking, staff management, client relationship management, retail point of sale, analytics and reporting. As a result, the Company believes it is accurate to refer to itself as the largest payments platform dedicated to the wellness services industry.

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Finally, we respectfully advise the Staff that, based on the Company’s own internal research and feedback from its subscribers and their consumers, it believes that its platform has a more complete online client scheduling capability than any of its competitors.

8.	You state that your platform helps your subscribers boost revenues. Please explain the basis for this statement and tell us how you measure the impact of your services on subscribers’ revenue.

We supplementally advise the Staff that the Company’s Connect app allows consumers to discover local wellness services using a geo-located map function, view class and appointment descriptions, schedules and real-time availability, read practitioner biographies and user reviews, and then book and pay for their desired services from their mobile devices. As a result, Connect helps drive new consumers to subscribers that are listed in the Connect network. Because any increase in consumers necessarily implies an increase in revenue for the Company’s subscribers, the Company believes it is reasonable to assert that its platform helps subscribers boost their revenues. In addition, the Company’s business management software includes marketing tools that enable subscribers to measure the benefits they receive from using the Company’s platform.

9.	We note your statement that the MINDBODY Connect platform is powered by a mobile and web interface. However, the functionalities you identify do not appear to be accessible over the web interface. Please advise or revise.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 91, 107 and F-13 of the Registration Statement to remove the references to the web interface and clarify that the MINDBODY Connect platform powers a mobile interface with the specified functionalities.

10.	You state that active consumers are “all unique consumers have used [y]our platform to transact with [y]our subscribers during the immediately preceding two years.” Tell us what consideration you have given to disclosing active consumers as a key metric and explain why a two-year period is used measure active consumers, whereas the period end is used to measure your other key metrics. Further, explain whether a consumer who completed a transaction on your platform in 2013 is included in both the 2013 and 2014 data.

We supplementally advise the Staff that, when using the Company’s platform, subscribers are able to designate their consumers as either active or inactive. This distinction can be used by subscribers for various purposes, including distributing customized marketing materials to, or running targeted searches across, subsets of their consumers. The Company’s platform enables subscribers to select any period of three years or less as the cutoff between active and inactive. At present, over 90% of the Company’s subscribers have set the cutoff at two years. In disclosing active consumers for purposes of the Registration Statement, the Company believes that the most reasonable approach is to use a cutoff date that is consistent with how the vast majority of its subscribers delineate their own consumers. For this reason, the Company counts any consumer who has transacted on its platform during the immediately preceding two years as an active consumer. As further illustration, and in response to the Staff’s

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comment, if a consumer engaged in a transaction on the Company’s platform on January 1, 2013 and on no other date thereafter, such consumer would be counted as an active consumer as of both December 31, 2013 and December 31, 2014. However, on January 1, 2015, the consumer would no longer be treated as an active consumer given that his or her last visit would have been more than two years prior to that date.

We respectfully advise the Staff that the Company does not believe that active consumers should be treated as a key metric of the Company’s business at the present time. As noted on page 92 of the Registration Statement, as more local wellness businesses adopt the Company’s platform, more subscriber listings appear on Connect, which then attracts more consumers. This, in turn, attracts more local wellness businesses that want to engage with these consumers, creating a network effect. The number of active consumers is a useful statistic to give investors a general sense of the size of this network effect, but it is not currently a key metric for financial or operational purposes because (i) neither the Board nor management regularly monitors active consumers as a measure of growth in the Company’s business or operates the business to drive growth in this metric, and (ii) the Company does not directly monetize consumers but instead focuses on increasing payments volume by consumers as a whole on its platform. In the future, if the Company determines that there is a predictable relationship between the number of active consumers using the Company’s platform and the Company’s revenue performance and trends, the Company will revisit whether it would be appropriate to disclose active consumers as a key metric.

11.	We note the risk factor on page 30, “[t]he number of actual consumers using our platform may be lower than the number we have estimated.” Please include a similar statement in your definition of active consumers and provide an estimate of the percentage of consumers that you believe to be duplicates, or advise.

We respectfully advise the Staff that the Company is not able to estimate the percentage of consumers who may be counted more than once in the Company’s active consumer number. To mitigate the risk of duplicative counting, the Company matches email addresses and first names within its system. There are two main situations in which the Company is unable to match email addresses with names. First, some consumers transact on the Company’s platform without providing an email address. In these cases, the Company takes a conservative approach and excludes such consumers from the active consumer count. If these consumers were included in the active consumer count, the number of active consumers would be higher. Second, if a consumer transacts on the Company’s platform using separate email addresses, the Company would not recognize that the two accounts belonged to a single individual. The Company does not believe that there are a meaningful number of consumers operating on its platform with different email addresses, but the precise number of such consumers cannot be determined. To the extent double counting does occur from time to time, the Company believes that such duplication would be offset, at least in part, by the exclusion of consumers who transact on the Company’s platform without an email address.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Registration Statement to include a statement regarding the risk of duplicative counting of consumers and to include a cross reference to the risk factor related to duplicative counting on page 30 of the Registration Statement.

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Our Market Opportunity, page 6

12.	In describing your market opportunity, you estimate your current market penetration to be less than 1% and state that you are well positioned to capture a significant portion of global software and payments spending in the wellness services industry. Please balance this disclosure to discuss the market penetration of your competitors and avoid the implication that the address market is not occupied by your competitors.

We supplementally advise the Staff that the wellness services industry includes a broad range of wellness categories, including health and fitness, integrative health, salon and spa, fine arts and children’s activities. While there are many fragmented competitors addressing specific categories within the wellness services industry, the Company is unaware of any competitor that currently addresses all (or even a significant number) of such categories or is dedicated solely to the wellness services industry. In addition, there are a number of companies offering solutions with functionality that overlaps with a portion of the Company’s platform (e.g., scheduling or payments functionality). However, none of these competitors has a solution that covers the full range of functionality that the Company’s platform offers, including, for example, scheduling and online booking, staff management, client relationship management, integrated software and payments, retail point of sale, analytics and reporting. The Company believes that the breadth of its platform and its focus on all of the categories of the wellness services industry give it a first mover advantage relative to its competitors and support the assertion that the Company is well positioned to capture a significant portion of global software and payments spending in the industry. However, the Company is unable to quantify the relative market share of its competitors because such data is not available.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 102 of the Registration Statement to make it clear that it is not the only company competing in this market and that it expects further competition to increase and evolve over time.

Risk Factors

Risks Related to Our Business, page 17

General

13.	Some of your risk factors appear to combine separate risk factors under one heading. Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. For example only, we refer you to the last risk factor on page 18 and the risk factor on page 21.

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In response to the Staff’s comment, we reviewed each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding the Company, industry or security. Based on this review, we modified the risk factor headings on pages 19 through 22 of the Registration Statement.

“We are subject to risks related to our reliance on third-party processing partners. . .,” page 19

14.	We note that the last paragraph of this risk factor is not related to the risk factor caption. Please consider adding a separately captioned risk factor for the risks discussed in the last paragraph.

In response to the Staff’s comment, we added a separately captioned risk factor and revised the disclosure on page 20 of the Registration Statement.

Market, Industry and Other Data, page 50

15.	Please provide us with the relevant portions of each industry research report you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports, in addition to the Frost and Sullivan report, were prepared for you or for this offering.

In response to the Staff’s comment, we are supplementally providing the Staff, under separate cover, with copies of the industry research reports cited on page 50 of the Registration Statement. To expedite the Staff’s review, we have marked each source to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement. In addition, we advise the Staff that none of the reports cited on page 50, other than the Frost and Sullivan report, were prepared for the Company or for the Offering.

16.	Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified the accuracy or completeness of the data contained in the industry publications and reports. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, we have revised the disclosure on page 50 to delete the statement that the Company has not independently verified the accuracy or completeness of the data contained in the industry publications and reports.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 65

17.	We note your statement that for typical subscribers, their subscriptions automatically renew each month. Please tell us what consideration you have given to disclosing the average subscription period for fiscal years 2012, 2013 and 2014.

We respectfully advise the Staff that the Company has considered disclosing the average subscription period and concluded that such disclosure would not be meaningful to investors because it does not directly correlate to the value realized from the Company’s subscribers. The Company realizes different levels of profitability from its subscribers, in large part depending on the fee level of their software subscriptions and the volume of transactions they process through the Company’s payments platform. Disclosing the average subscription period may be misleading because it would give undue weight to the duration of each individual subscriber relationship irrespective of the extent to which such relationship is contributing meaningful revenue to the Company. As detailed further below in our response to Comment No. 21, the dollar-based net expansion rate and cohort analysis provide investors with a more meaningful measurement of the value realized from subscribers in a given period and any trends related thereto.

Key Metrics, page 67

18.	Please discuss trends in your key metrics and any related material impacts on your business. For example, it appears that the growth rates of subscribers, average monthly revenue per subscriber and payments volume all appear to be slowing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 68 and 69 of the Registration Statement to discuss trends in the Company’s key metrics.

19.	Please tell us what consideration you have given to quantifying the number of subscribers based on the functionality levels of Solo, Grow, Pro and Accelerate. In this regard, we note that the subscription rates depend on product functionality.

We supplementally advise the Staff that, until recently, the Company’s software subscription pricing was based on the number of professionals employed by the Company’s subscribers. However, in January 2015, the Company introduced a new tiered pricing model based upon four software functionality levels – Solo, Grow, Pro and Accelerate. As of March 31, 2015, approximately 16% of the Company’s subscribers were under the new pricing model, while approximately 84% of the Company’s subscribers were under the prior pricing model. The Company believes that the portion of revenue contribution from the new pricing model is currently immaterial and evolving.

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In response to the Staff’s comment, we have revised the disclosure on pages 106 and 107 of the Registration Statement to clarify that (i) the pricing of software subscriptions was based on the number of professionals employed by the Company’s subscribers through the end of 2014, (ii) the Company introduced a new tiered pricing model based on four product functionality levels in January 2015, and (iii) revenue from the new pricing model was not material to the Company for the three months ended March 31, 2015.

20.	Please tell us what consideration you have given to quantifying the number of corporate wellness subscribers. In this regard, we note that one of your key strategies is to increase your subscriber footprint in the corporate wellness market and rely on corporate wellness subscribers to create a network effect to expand your subscriber and consumer base.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Registration Statement to indicate that revenue generated from corporate wellness subscribers has not been meaningful to date. We supplementally advise the Staff that the Company recently introduced Connect Workplace in 2015, and the number of corporate wellness subscribers is not yet a significant component of the Company’s overall subscriber base. Connect Workplace is only one aspect of the overall network effect that arises from adoption of the Company’s business management and payments platform by subscribers. The increasing adoption of the platform by subscribers, whether local wellness services or corporate wellness subscribers, attracts more users, whether consumers of the local wellness services or employees of the corporate wellness subscribers, which leads to increased subscriber demand. Because of this network effect, the Company views the corporate wellness market as an opportunity for growth in its subscriber and consumer base but considers the quantification of the number of total subscribers to be a more meaningful metric and measure of revenue at this time.

21.	You indicate in your risk factors on page 23 that reduced subscriber retention could harm your business and on page 18 that your operating results depend substantially on your subscribers renewing their subscriptions. Given the impact of retention and renewal on your business and operating results, please tell us what consideration was given to including renewal rates for subscriptions during the periods presented or retention rates (i.e., the percentage of subscribers on the last day of the prior year or quarter who remain clients on the last day of the current year or quarter). In addition, tell us your consideration for disclosing the subscribers at the end of the period with a breakdown of new and existing clients. Further, to the extent material, discuss any known trends relating to retention, renewals (subscription or customer), or new clients. We refer you to Section III.B of SEC Release No. 33-8350.

We respectfully advise the Staff that the Company has considered disclosing retention rates for number of subscribers during the periods presented and concluded that such disclosure would not be meaningful to investors. Moreover, such disclosure could be misleading to investors because it would not reflect the value differentials among the Company’s subscriber base. Because the Company realizes different levels of revenue contribution from its subscribers depending upon the type of their respective product subscriptions and the volume of transactions they process through the Company’s payments platform, the Company believes that a meaningful retention metric should reflect the economic contribution of the subscribers retained.

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The Company believes that the dollar-based net expansion rate is a more accurate and meaningful measurement of retention because it demonstrates the Company’s ability to increase revenue across its existing customer base. The dollar-based net expansion rate is offset by churn, downgrades in subscriptions, reduction in services utilization, and reductions in the value of transactions processed through the payments platform. As a result, the dollar-based net expansion rate is a measurement of the Company’s ability to retain and expand the revenue stream contributed from subscribers rather than the absolute number of subscribers themselves. This focus eliminates the distortion that results from focusing purely on whether subscribers are retained without taking into account the relative economic contribution of each subscriber and the Company’s ability to expand its commercial relationships with its existing subscribers.

Similarly, and in response to the Staff’s comment, the Company does not believe that a breakdown of new versus existing clients would provide investors with a meaningful measurement of the Company’s performance as it does not directly correlate to economic value of the individual subscribers.

We respectfully advise the Staff that the Company does not believe there are any known material trends or uncertainties related purely to raw retention, renewals or new client acquisition that are not better reflected in the dollar-based net expansion rate metric and number of subscribers, both of which are already presented by the Company.

22.	The percentage of revenues attributable to geographic regions other than the United States has steadily increased from 14% in 2013 to 16% in 2014, and throughout the registration statement, you discuss your plans to expand your subscriber base, partnerships and sales force internationally. Please tell us what consideration you have given to disclosing your key metrics on a geographic basis. Address whether there are any material geographic differences or trends. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

We respectfully advise the Staff that the Company has considered disclosing its key metrics on a geographic basis and has concluded that currently there are no material geographic trends or uncertainties that would warrant disclosure. However, the Company will continue to monitor its key metrics on a geographic basis, and to the extent that any material trends or uncertainties develop in the future with respect to the Company’s international business and operations, the Company will revisit the matter.

Results of operations, page 71

23.	You disclose that your platform must be integrated with a variety of network, hardware, mobile, and software platforms and technologies. Please tell us how you considered Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, which require the disclosure of significant components of revenue and expense that are necessary in order to understand the results of operations. If such products are significantly contributing revenue and are impacting your revenue trends, you should discuss and analyze your revenue by these streams.

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We respectfully advise the Staff that, while the Company’s platform is designed to integrate with a variety of other platforms and technologies, these design and integration efforts occur at the research and development stage. As such, while such efforts may enhance the quality and value of the Company’s platform as a whole, they are not specifically tied to the Company’s revenue and do not impact the Company’s revenue trends.

24.	We note that you disclose that you selected the 2011 Cohort as a representative set of subscribers for an analysis of contribution margins. We further note that you disclose that the 2011 Cohort cannot predict whether revenue will continue to grow at the rate of growth experienced through December 31, 2014 or whether the growth rate of other cohorts will be similar to that of the 2011 Cohort. Please tell us what consideration you gave to providing an analysis of contribution margins for other cohorts.

The Company respectfully advises the Staff that it cannot provide an analysis of contribution margins for other cohorts comprised of subscribers acquired before 2011 because it does not have the necessary data for this analysis. In addition, the Company believes that providing an analysis for a cohort comprised of subscribers acquired in a more recent period than 2011 would not be as meaningful because it would not fully express the long-term contribution of the cohort.

Liquidity and Capital Resources, page 78

25.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows (e.g., quantify the amounts and types of cash receipts from customers, amounts of cash payments to service providers or employees, etc.). We refer you to Section IV.B of SEC Interpretive Release 33-8350.

In response to the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement to focus on the primary drivers and other material factors necessary to understand the Company’s cash flows.

Revenue Recognition, page 81

26.

On page 68, you disclose that your platform is integrated with the software provided by your technology partners, and you offer support services. Further, we note that you offer payment process services. Please clarify if you have determined these arrangements to be comprised of multiple elements. If so, explain how you identified the separate units of accounting pursuant

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to ASC 605-25-25-5. In this regard, tell us how you are accounting for such arrangements, whether you consider the elements to be separate units of accounting, whether you have any obligations to refund any fees, how the revenues for each of the elements are recognized, and what consideration was given to providing the disclosures contained in ASC 605-25-50-1 through 50-2.

We supplementally advise the Staff that the Company offers subscriptions to its core business management software and related support services, and in limited cases, various point of sales systems and physical gift cards to its subscribers. Subscribers can separately purchase additional services from the Company’s technology partners and third-party payment processing partners. The Company’s subscribers enter into separate arrangements with technology partners and third-party payment processors, and the Company is not a party to those arrangements; as such, these are considered separate arrangements between other parties and not considered part of the Company’s multiple element revenue arrangements. The services and functionality offered by the technology partners and payment processors are distinct and separate arrangements, and outside of the arrangements that the Company enters into with its subscribers to provide its core software offering and related services. As further detailed in the response to Comment No. 28 below, the Company is not the principal in those arrangements, so any revenue it generates from the technology partners and payment processors are recognized as separate arrangements because technology partners and payment processors represent the Company’s customers in arrangements from which it earns a fee as agent that are separate from revenue generated from its subscribers (revenue generated from different customers should not be combined into a single arrangement).

The Company does have multiple element arrangements with its subscribers when subscribers purchase subscription services and support or premium support services, and, in very limited circumstances, when subscribers also purchase point of sale products at the time of initial sale, as detailed further in the response to Comment No. 27 below. As it relates to the Company’s support services, they are always sold with subscriptions to the Company’s cloud-based business management software support services. The Company also offers a premium customer support offering to its subscribers for a fee. Because support services are always bundled with subscription services and are not sold separately by the Company or other vendors, the Company has determined that support services do not have standalone value pursuant to ASC 605-25-25-5. Therefore, the Company accounts for the support services as a single unit of accounting with the related subscription services. Additionally, the terms of the Company’s contracts for both subscription services and related support services are generally on a month-to-month basis and run contemporaneously; as such, even if such services were two units of accounting, there would be no impact related to the allocation and recognition of the revenue from subscription and support services pursuant to ASC 605-25-30-2. There are no refund obligations and revenue is generally recognized on a ratable basis over the subscription and support services term. Further, in response to the Staff’s comment, we have revised the revenue recognition policy disclosure on page F-13 and the Critical Accounting Policies and Estimates on page 84 of the Registration Statement to disclose that premium customer support does not qualify as a separate unit of accounting and included relevant disclosures contained in ASC 605-25-50-1 and 50-2.

Securities and Exchange Commission

April 29, 2015

The Company’s technology partners provide email marketing, customer survey, events management and other functionalities for the benefit of the Company’s subscribers. Subscribers can choose to enter into a separate contract with the technology partners to purchase additional features and functionalities. If the subscribers choose to purchase services offered by any of the technology partners, the subscribers enter into separate agreements with the technology partner for the related services. The Company receives a revenue share from these arrangements from its technology partners that, as noted above, is accounted for separately from the Company’s arrangements with subscribers. The Company records revenue from its technology partners in the period in which these fees are earned and are fixed or determinable (generally, as the technology partners earn revenue that generates the revenue share).

The Company’s subscribers can also choose to enter into a separate contract with a third-party payment processor to process their consumers’ credit card payments via the Company’s payment platform. If the subscribers choose to purchase services offered by any of the third-party payment processors, the subscribers enter into a separate agreement with the payment processor. The Company has arrangements with the third-party payment processors from which it earns revenue share for a portion of the fees that payment processors collect from the Company’s subscribers. As noted above, that revenue share is accounted for separately from the Company’s arrangements with subscribers. The Company records revenue from the payment processors in the period in which these fees are earned and are fixed or determinable (generally, as the payment processors earn revenue that generates the revenue share) and does not have an obligation to refund any fees to the payment processors.

In response to the Staff’s comment, we have revised the disclosure on page 84 of the Registration Statement to clarify that technology partners and payment processors enter into arrangements directly with the Company’s subscribers.

27.	Please clarify whether the product and other revenues line item includes the sale of hardware, embedded software, and support services. If so, please provide an analysis of how you are accounting for each element within these arrangements and describe your basis for how you allocate the fee to each unit of accounting. In addition, tell us how you evaluated whether these deliverables are part of a multiple element arrangement along with the subscription services and payment process offerings. We refer you to ASC 985-605-15-4A and 605-25-25.

We supplementally advise the Staff that “Product and Other Revenue” includes the sale of third-party point of sale products such as cash drawers, receipt printers and bar code scanners. However, the Company does not sell or provide support services relating to these hardware products. The third-party hardware products include embedded software that is essential to the functionality of the hardware products. The Company considered the guidance under ASC 985-605-15-4A and concluded that the sale of its hardware products and related embedded software are not within the scope of ASC 985-605 because the hardware that it resells to its subscribers is always sold with embedded software that is essential to its functionality. However, functionality of the hardware products is not dependent on the Company’s core subscription software services offering.

Securities and Exchange Commission

April 29, 2015

In limited circumstances, the Company resells the third-party hardware products to its subscribers in conjunction with their purchase of a subscription to the Company’s cloud-based business management software and support services. Subscribers can choose to purchase these third-party hardware products from the Company or other vendors. In these circumstances, the Company considers these deliverables, third-party hardware and the Company’s subscription services and support, to be part of a multiple element arrangement. Because the Company sells third-party hardware products separately and other vendors sell such third-party hardware products separately, and although there is a general right of return relative to the hardware products, the delivery of the undelivered subscription and support services are probable and substantially in the Company’s control. Therefore, the hardware products have value on a standalone basis pursuant to ASC 605-25-25-5. Additionally, because the Company sells subscription and support services separately from hardware products, the subscription and support services have standalone value as a combined bundle pursuant to ASC 605-25-25-5. In such multiple element arrangements, the Company allocates consideration to the hardware products and subscription and support services based on the selling price. In addition, the Company’s published list price for subscription and related support services is the same if sold on a standalone basis or in conjunction with the resale of hardware products, for which generally no discounts are offered. The majority of the Company’s subscribers are on month-to-month contracts and, generally, hardware products are delivered in the initial month of service. As such, revenue for each delivered element is recognized based on the respective published list price. The Company’s revenue from the resale of hardware was $1,548,000, $1,777,000 and $3,449,000, or 4.8%, 3.6% and 4.9% of total revenue during the years ended December 31, 2012, 2013 and 2014, respectively. As disclosed on page 69 of the Registration Statement, the Company expects the revenue from resale of hardware to decline both in absolute dollars and as a percentage of total revenue as mobile point of sale systems become more prevalent in the marketplace. Further, as noted in the response to Comment No. 26 above, the payments processing offering is not considered to be a part of multiple-element arrangements pursuant to ASC 605-25-25 as fees the Company earns from the third-party payment processors are separate arrangements from the Company’s subscriber arrangements.

28.	We note that you earn payment revenues from transaction fees. Please explain in further detail, how you have made the determination to report the transaction fee gross instead of net of transaction process fees paid to your third-party payment processors. Further, we note that you have revenue share arrangements with your technology partners who provide software offerings integrated with your platform. Please clarify whether you are reporting revenue gross or net of the revenue share in these arrangements. We refer you to ASC 605-45-45. In addition, tell us what consideration you gave to disclosing the amounts paid to your partners within your results of operation discussion.

We supplementally advise the Staff that, as noted in the response to Comment No. 26, the Company has arrangements with third-party payment processors from which it earns revenue share for a portion of the fees that third-party payment processors collect from the Company’s subscribers. In these arrangements, the Company is deemed an agent pursuant to ASC 605-45-45 and records these fees on a net basis (the net amount received from the gross amount the payment processors earn from subscribers).

Securities and Exchange Commission

April 29, 2015

The Company determined that it is an agent primarily on the basis of the following: (1) the third-party payment processors are the primary obligor in their arrangements with the subscribers (the Company is not a party in those arrangements and the payment processors are responsible for fulfillment and acceptability of their services) and (2) the Company earns a stated percentage for the revenue share arrangement. In response to the Staff’s comment, we have revised the disclosure on page 69 of the Registration Statement to clarify that third-party payment processors enter into arrangements directly with the Company’s subscribers and the Company recognizes revenue share on a net basis.

In addition, the Company utilizes one of its third-party payment processors as a vendor to process subscribers’ credit cards for collection of the Company’s monthly subscription fee revenue from its subscribers. The payments of these third-party credit card processing fees are recorded as cost of the subscription and services revenue. As the third-party payment processor is also a customer, the Company determined that the consideration should be characterized as a cost incurred in accordance with ASC 605-50-45-2. Specifically, the Company determined that it receives an identifiable benefit that is sufficiently separable from the third-party payment processor’s purchase of the Company’s services (specifically, the services offered as an agent) as the Company could have entered into an exchange transaction for credit card payment processing with another third-party payment processor that is not its customer. Additionally, the Company can reasonably estimate the fair value of the identifiable benefit (that is, the credit card payment processing services) and the consideration paid for these services does not exceed the fair value of the benefit received. In response to the Staff’s comment, we have revised the disclosure on page 69 of the Registration Statement to clarify that the transaction processing fee is related to the processing of payments of subscribers that pay via credit cards.

As noted in the response to Comment No. 26, the Company has arrangements with its technology partners whereby it receives a revenue share from the fees collected by the technology partners from arrangements with the Company’s subscribers. In these arrangements, the Company is deemed an agent pursuant to ASC 605-45-45 and records these fees on a net basis (the net amount received from the gross amount the technology partners earn from subscribers). The Company determined that it is an agent primarily on the basis of the following: (1) the technology partners are the primary obligor in their arrangements with the subscribers (the Company is not a party in those arrangements and the technology partners are responsible for fulfillment and acceptability of their services); (2) the Company does not have general inventory risk; (3) the technology partners have complete latitude in establishing pricing for their services; (4) the subscribers have discretion in supplier selection; (5) the Company does not have any credit risk; and (6) the Company earns a stated percentage for the revenue share arrangement. In response to the Staff’s comment, we have revised the disclosure on page 68 of the Registration Statement to clarify that technology partners enter into arrangements directly with the Company’s subscribers, and, therefore, the Company recognizes revenue share on a net basis.

29.	We note that in connection with the acquisition of new subscribers, you incur and recognize significant upfront costs. Please tell us whether you collect any upfront fees and how you are recognizing the fees. If so, please describe how you are recognizing this fee as revenue.

Securities and Exchange Commission

April 29, 2015

We supplementally advise the Staff that, in limited cases, the Company collects non-refundable one-time set up fees associated with setting up its subscribers’ websites, and these set up fees are recognized as revenue over the expected customer life. The non-refundable one-time upfront fees do not have standalone value pursuant to ASC 605-25-25-5, as the set up service is not sold separately by the Company or any other vendor. Additionally, pursuant to Question 1 of SAB Topic 13A.3(f), the up-front fee is not in exchange for services that represent the culmination of a separate earnings process. Accordingly, the up-front fees are recognized over the expected period of performance and benefit, which is the expected customer life. Revenue from set up fees was $38,000, $64,000, and $108,000 during the years ended December 31, 2012, 2013, and 2014, respectively. Other than set up fees described above, the Company does not collect any other upfront fees from its subscribers.

Business

Key Benefits to Marketplace Constituents, page 98

Benefits to Consumers, page 99

30.	It is unclear why you discuss the rise and proliferation of wearable fitness trackers under the Central Database for Wellness Activities bullet point. Please tell us, with a view toward revised disclosure, whether your Connect mobile app syncs with any wearable fitness trackers.

We supplementally advise the Staff that the Company’s Connect mobile app does not currently sync with any wearable fitness trackers. The reference to wearable fitness trackers was intended to show that Connect is part of a general trend toward new technologies that are enabling consumers to track various aspects of their health and fitness. In response to the Staff’s comment, we have revised the disclosure on page 101 of the Registration Statement to ensure that investors do not incorrectly infer that Connect syncs with wearable fitness trackers.

Management

Committees of Our Board of Directors, page 117

31.	You disclose that Mr. Newton is a partner at Catalyst Investors and that Mr. Liaw is a general partner at Institutional Venture Partners. Affiliates of Catalyst Investors currently beneficially own 15.5% of your common stock, and affiliates of Institutional Venture Partners currently beneficially own 10.0% of your common stock. Please provide us with your analysis in support of the board’s determination that Messrs. Newton and Liaw will satisfy the requirements for independence under the rules of the stock exchange on which you plan to list and the Commission. In this regard, explain to us how you concluded Mr. Liaw independent for the purposes of Exchange Act Rule 10A-3(b)(1) and Mr. Newton is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Securities and Exchange Commission

April 29, 2015

Mr. Newton

The Company intends to list its shares of Class A common stock on the Nasdaq stock market. To comply with Rule 10C-1(b)(1), Nasdaq adopted rules requiring that, in affirmatively determining the independence of any director who will serve on the compensation committee of a board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship with the company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, without limitation, whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In Release No. 34-68640, the Staff noted that, with respect to the affiliation factor of Rule 10C-1, Nasdaq had concluded that “an outright bar from service on a company’s compensation committee of any director with an affiliation with the company, its subsidiaries, and their affiliates is inappropriate for compensation committees.” The Staff further stated, “In spite of the argument of one commenter in favor of an outright ban on affiliations with the company, the Commission believes that Nasdaq’s approach of requiring boards only to consider such affiliations is reasonable and consistent with the requirements of the Act.” In determining whether Mr. Newton is independent for purposes of Exchange Act Rule 10C-1(b)(1), the Board considered Mr. Newton’s affiliation with Catalyst Investors and did not believe that such affiliation would impair Mr. Newton’s judgment as a member of the Compensation Committee of the Board. Moreover, the Board believes Mr. Newton is well suited to serve on the Compensation Committee because of his long history as a member of the Board, in which capacity he has obtained significant exposure to the Company’s management team. In addition, the Board believes that Mr. Newton’s affiliation with Catalyst Investors, one of the Company’s largest stockholders, gives Mr. Newton a strong interest in ensuring that management is compensated in a manner that will maximize stockholder value. In light of these and other relevant considerations, the Board has determined that Mr. Newton is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Mr. Liaw

Under Rule 10A-3(b)(1), a member of the audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, “be an affiliated person of the issuer or any subsidiary.” The term “affiliate” or “affiliated with” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. Under Rule 10A-3(e)(1), a person will be deemed not to be in control of a specified person for purposes of Rule 10A-3 if the person is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person (the “Safe Harbor”). As disclosed in the beneficial ownership table on page 137 of the Registration Statement, Institutional Venture Partners did not beneficially own more than 10% of the Company’s capital stock as of March 31, 2015 and is therefore within the Safe Harbor. The Company expects this percentage to continue to decline over time and to fall below 10% no later than the completion of the Offering. As a result, the Board believes that Institutional Venture Partners is not, and will not in the foreseeable future be, an affiliate of the Company for purposes of Rule 10A-3(b)(1). The Board also believes that Mr. Liaw is well qualified to fulfill the responsibilities of a member of the Audit Committee due to his experience

Securities and Exchange Commission

April 29, 2015

managing investment funds and his experience as an investment banker, which requires significant financial expertise. In light of these and other relevant considerations, the Board has determined that Mr. Liaw satisfies the independence requirements set forth in Rule 10A-3(b)(1).

Principal Stockholders, page 135

32.	Footnotes (4) and (6) on page 136 state, in relevant part, that “[n]o stockholder, partner, director, officer, manager, member or employee of Deer VIII L.P. or Deer VIII Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the Bessemer Venture Partners Entities.” Please provide us with a brief legal analysis supporting your belief that a registrant may issue a disclaimer of beneficial ownership, or delete the disclaimer. In this regard, we note that Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

In response to the Staff’s comment, we have deleted the disclaimer from footnotes (4) and (6) on page 138 of the Registration Statement.

Note 9. Redeemable Convertible Preferred Stock, page F-23

33.	Please provide your analysis of why the amendments to Series A, B, C, and D convertible redeemable preferred shares represents a modification instead of an extinguishment. In addition, clarify why the modification is recorded as a deemed capital contribution. Cite the accounting literature that supports your accounting.

We supplementally advise the Staff that current U.S. GAAP does not explicitly address the accounting for modifications or exchanges of preferred stock. As such, the Company has historically made an accounting policy election to assess changes or modifications to the rights and preferences of its equity-classified preferred shares based on qualitative considerations, such that changes to or modifications of substantive contractual term(s) that are considered significant would result in an extinguishment; otherwise, the change would be considered a modification. The more significant and substantive the changes from the old security to the new security, the greater the likelihood the exchange represents a redemption of the old instrument and issuance of a new instrument. This approach is consistent with the remarks of T. Kirk Crews, professional accounting fellow in the Commission’s Office of the Chief Accountant, made before the 2014 AICPA National Conference on Current SEC and PCAOB Developments. In his remarks, Mr. Crews noted that registrants may use one of the following approaches in determining whether an amendment to, or exchange of, an equity-classified preferred stock constitutes a modification or extinguishment:

Securities and Exchange Commission

April 29, 2015

•	Qualitative approach — An entity would consider the significance of additions, removals, and changes to existing contractual terms. In addition, the entity would “evaluate the business purpose for the changes and how the changes may influence the economic decisions of the investor.” If the entity determines that the changes are significant, it would treat the amendments or exchange as an extinguishment; otherwise, it would treat the changes as a modification to the preferred stock.

•	Fair value approach — An entity would compare the fair value of the preferred stock after the amendment or exchange to the fair value of the preferred stock immediately before the amendment or exchange to determine whether the preferred stock is substantially different. If there is a 10 percent or greater change in the fair value of the preferred stock, the entity would consider the preferred stock to be substantially different and account for the amendment or exchange as an extinguishment. If, however, the change is less than 10 percent, a preferred stock modification has occurred.

•	Cash flow approach — An entity would compare the contractual cash flows of the preferred stock after the amendment or exchange with the contractual cash flows of the preferred stock immediately before the amendment or exchange to determine whether the preferred stock is substantially different. As it would under the fair value approach, the entity would consider a change of 10 percent or greater to be substantially different and would account for the amendment or exchange as an extinguishment. A change of less than 10 percent would be considered a modification.

Mr. Crews suggested that the qualitative approach is the “most common approach” observed by the SEC staff.

The Company respectfully advises the Staff that it believes the amendment of the Series A, B, C and D preferred stock (the “Series A-D Preferred Stock”) does not result in a significant change for the following reasons:

•	The Company did not provide the holders of the Series A-D Preferred Stock with any consideration in order to obtain the amendments. The amendments resulted in the holders of Series A-D Preferred Stock (a) giving up the right to any current accumulated and future accumulating dividends they would otherwise have been entitled to receive upon conversion and (b) becoming entitled to a fixed number of incremental shares of common stock, upon conversion, with a fair value on the date of the modification approximately equal to 50% of the aforementioned accumulated and unpaid dividends they would otherwise have been entitled to upon conversion. Also, holders of Series C and Series D redeemable convertible preferred stock forfeited the right to future accumulated dividends upon liquidation of the Company.

Securities and Exchange Commission

April 29, 2015

•	Besides the Series A-D Preferred Stock, the Company had Series E, Series F and Series G redeemable convertible preferred stock (the “Series E-G Preferred Stock”) outstanding on the date of amendment. Upon conversion, the holders of Series E-G Preferred Stock do not receive accumulated but unpaid dividends on such preferred stock. Since the planned IPO would trigger an automatic conversion into common stock of the Company of all outstanding series of preferred stock the amendment was done to align the conversion feature in all outstanding series of preferred stock, in contemplation of such an automatic conversion.

•	Holders of Series E-G Preferred Stock have liquidation preference over holders of Series A-D Preferred Stock and common stock. In addition, it was not the Company’s expectation that it would be required to, nor did it have the economic ability at the date of issuance or thereafter, to fully redeem the preferred stock. The Company believes this, combined with the junior rights of Series C and Series D redeemable convertible preferred stock upon liquidation, supports a view that the right to accumulated dividends upon liquidation of the holders of Series C and Series D redeemable convertible preferred stock was not considered a qualitatively substantive term by the holders of the preferred stock.

Based on the aforesaid, the Company concluded it is appropriate to account for the amendments of the preferred stock as a modification. The Company also considered that ASC 470-50 (formerly EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments) is often applied when a preferred stock instrument has a debt host before and after the change in the contractual terms. That guidance requires an entity to apply the cash-flow approach to determine if amendments to, or exchanges of, an equity-classified preferred stock constitutes a modification or extinguishment. Although (a) the Company’s accounting policy is to assess changes or modifications to the rights and preferences of its equity-classified preferred shares based on qualitative considerations, (b) the Company has concluded for purposes of evaluating the features embedded in the preferred stock that it contains an equity host and (c) no series of preferred stock is required to be classified as a liability, the Company nevertheless considered whether the quantitative approach in ASC 470-50, if applied by analogy, would yield a result consistent with its conclusion based on qualitative factors.

ASC 470-50-40 and specifically ASC 470-50-40-12(c), states in part (emphasis added):

The following guidance shall be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test described in paragraph 470-50-40-10:

a.	[….]

b.	[….]

c.	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and non-exercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

Securities and Exchange Commission

April 29, 2015

In applying the guidance in ASC 470-50-40-12(c), the Company noted that the preferred stock is redeemable (puttable) and that the amendments to the preferred stock did not affect the holder’s rights upon redemption. Therefore, both before and after the amendments, there would be no change in the cash flows in a scenario where the holder redeems the preferred stock. This result was consistent with the Company’s conclusion that the change was not significant.

With respect to the revision to the conversion feature of the Series A-D Preferred Stock, the Company referenced the guidance in ASC 470-50-40-10, which states in part (emphasis added):

From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.	A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	[….]

The Company performed an analysis noting that the change in the fair value of the conversion option embedded in the redeemable convertible preferred stock immediately before and after the amendment is less than 10 percent of the carrying amount of the original instrument, which also was consistent with the Company’s qualitative assessment that the change was not significant.

After concluding that the revisions to the Series A-D Preferred Stock represent a modification, the Company analogized to the modification guidance in ASC 718-20-35-3 on modifications to equity-classified share-based payment awards and compared the fair value of each series immediately before and immediately after the amendment, noting for each series the fair value decreased as a result of the modification. The aggregate amount of the decrease in fair value was $1.7 million. This approach is consistent with the remarks made by Mr. Crews. Further, in his speech, Mr. Crews suggested that if the fair value of the instrument after the modification exceeds the fair value before the modification, the Staff would not object to an entity’s recognition of the additional fair value in the retained earnings as a deemed dividend. The Company considers the $1.7 million reduction in fair value to be a deemed

Securities and Exchange Commission

April 29, 2015

dividend from the holders of the Series A-D Preferred Stock to the common stockholders as a result of the modification and thus has recorded such amount as a reduction of accumulated deficit and a deemed dividend in the quarter ended March 31, 2015. Consistent with the Staff’s views described in ASC 260-10-S99-2, relating to extinguishments of preferred stock, the $1.7 million deemed dividend has also been recognized as an adjustment to earnings available to common stockholders for purposes of calculating earnings per share in the quarter ended March 31, 2015. This approach is consistent with the model for modifications to stock-based compensation arrangements classified as equity in ASC 718-20-35-3. The stock-based compensation model addresses modifications that may involve one-way transfers of value (between an employee and employer), which may also occur with equity holders.

In response to the Staff’s comment, we have revised the disclosure on page F-29 of the Registration Statement to reflect the impact of the modification as a reduction of the accumulated deficit.

Note 11. Stock-based Compensation, page F-27

34.	We note that you disclose on page 124 that the time at which any restrictions may lapse or be removed for restricted stock may be accelerated under certain terms, conditions, and vesting criteria determined by the administrator. Please tell us if restricted stock provides for accelerated vesting should there be a change in control and describe the terms, conditions, and vesting criteria of such awards. Additionally, if applicable, tell us whether the accelerated vesting of restricted stock upon the completion of an IPO has been included in the pro forma effects.

We respectfully advise the Staff that the disclosure on page 127 of the Registration Statement pertains to the Company’s 2015 Equity Incentive Plan (the “2015 Plan”)), which will not be effective until one business day prior to the effective date of the Registration Statement. As such, there are no outstanding awards under the 2015 Plan. In addition, as disclosed under Note 11 on page F-32 of the Registration Statement, there are currently no unvested shares of restricted stock outstanding under the 2009 Plan.

Note 12. Income Taxes, page F-30

35.	We note that you disclose that with a few exceptions, the company is no longer subject to U.S. federal income tax examinations for the years before 2009 or state income tax examinations for the years before 2008. Please tell us what consideration was made in disclosing the tax years that remain subject to examination. We refer you to ASC 740¬10-50-15(e).

In response to the Staff’s comment, we have revised the disclosure on page F-36 of the Registration Statement to clarify the years that remain subject to examination.

36.	Tell us what consideration you gave to providing the unrecognized tax benefit related disclosures outlined in ASC 740-10-50-15 and 15A.

Securities and Exchange Commission

April 29, 2015

We supplementally advise the Staff that the Company performs an analysis to determine any unrecognized tax benefits as part of the Company’s year-end close process. As of December 31, 2014, the Company has not identified any differences between tax positions taken or expected to be taken on its tax returns and the benefit recognized and measured pursuant to Subtopic 740-10. In response to the Staff’s comment, we have revised the disclosure on page F-35 of the Registration Statement to clarify that the Company did not have unrecognized tax benefits as of December 31, 2013 and 2014.

Note 14. Segments and Information by Geographic Location, page F-33

37.	We note that you currently disclose “Other” revenue as a geographic segment. Please tell us if any specific countries in “Other” revenue are material to your consolidated revenues and what consideration was given to ASC 280-10-50-41(a).

We supplementally advise the Staff that no individual country outside of the United States accounts for more than 6% of the Company’s total revenue. During the year ended December 31, 2014, Canada and Australia accounted for approximately 6% and 5% of total revenue, respectively, which the Company believes does not rise to the level where revenue attributable to these countries would need to be separately disclosed.

Part II. Information not Required in Prospectus Item 15.

Recent Sales of Unregistered Securities

Common Stock Issuance, page II-3

38.	Please revise to describe the services rendered in connection with the common stock issuance. See Item 701(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page II-3 of the Registration Statement to describe the services rendered in connection with the common stock issuance.

Shares Issued in Connection with Acquisitions, page II-3

39.	Please revise to provide the facts relied upon to make the exemptions available for your issuances of common stock in connection with the acquisitions. See Item 701(d) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page II-3 of the Registration Statement to provide the facts that the Company relied upon to make the exemptions available for the issuances of common stock in connection with the acquisitions.

*        *        *

Securities and Exchange Commission

April 29, 2015

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:   Richard L. Stollmeyer, MINDBODY, Inc.

        Brett White, MINDBODY, Inc.

        Kimberly G. Lytikainen, MINDBODY, Inc.

        David Peinsipp, Cooley LLP

        Charles S. Kim, Cooley LLP

        Andrew S. Williamson, Cooley LLP